OLSHAN
Park Avenue Tower * 65 East 55th Street * New York, New York 10022
Telephone: 212-451-2300 * Facsimile: 212-451-2222
____________________________________________________________________________________

May 1, 2014
VIA EMAIL AND EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Larry Spirgel
Assistant Director

Re:	IZEA, Inc.
Registration Statement on Form S-1
File No. 333-195081 (the “Registration Statement”)
Ladies and Gentlemen:
On behalf of IZEA, Inc., a Nevada corporation (“IZEA”), we are submitting responses to the three comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”), by letter, dated April 25, 2014, with respect to the captioned Registration Statement.
As discussed with Emily Drazan of the staff, once the staff has reviewed IZEA’s responses and communicated any remaining issues, IZEA will promptly file Amendment No. 1 to the Registration Statement with the SEC. IZEA has a strong interest in completing this registration before the end of the week of May 19 in order to avoid registration default liquidated damages under its Registration Right Agreement with the selling stockholders. Your assistance in meeting this schedule would be greatly appreciated.
A courtesy copy of this letter is being delivered by e-mail directly to Ms. Drazan for the convenience of the staff.
To facilitate the review, the staff’s comments precede each of IZEA’s responses.
General

Comment 1:
We note you are registering for resale 68,571,456 shares of common stock which represent a significant portion of your non-affiliate shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be an indirect primary offering. Please provide a detailed analysis of why the transaction is appropriately characterized as a secondary offering that is eligible to be made under Rule 415(a)(1)(i). Please tell us what percentage the shares being registered on behalf of the selling shareholders represent of your outstanding shares not held by affiliates. Disclose how you arrived at the percentages.
Response: For the reasons discussed below, we respectfully submit that the offering contemplated by the Registration Statement is a valid secondary offering by or on behalf of the selling stockholders that may be registered for sale on a continuous basis pursuant to Rule 415(a)(1)(i) under the Securities Act. The offering is not the type of transaction about which the staff has historically raised concerns under Rule 415, and a careful consideration of all of the factors articulated in Question 612.09 (the “Interpretation”) of the staff’s Compliance & Disclosure Interpretations (the “CDIs”) for Securities Act Rules clearly supports a conclusion that the offering does not amount to a distribution by the selling stockholders on behalf of IZEA.
We understand that several years ago the staff became concerned about the public resale of securities purchased in so-called “toxic” PIPE transactions. The staff believed that public investors often did not have an appropriate understanding as to the nature of the investment being made or the negative impact that such transactions could have on the market prices of the securities involved. In many of these “toxic” transactions, an issuer would commit to issuing convertible securities with a conversion price that floated with the market price of the underlying common stock. When the deals were announced, the stock prices typically fell, resulting in the issuance of significant blocks of stock - in many cases, well in excess of 100% of the shares previously outstanding. In these toxic situations, existing investors or investors who purchased shares of common stock after the announcement of the transaction frequently faced unrelenting downward pressure on the value of their investments. In too many of these cases, the shares held by non-participants in these transactions were ultimately rendered worthless.
To combat the effects of these toxic transactions, we understand that the Office of the Chief Counsel and the senior staff members of the SEC’s Division of Corporation Finance began to look at ways to discourage toxic transactions and to limit the impact of these transactions. One way to do so was to limit the ability of the investors in those transactions to have their securities registered.
We understand that to monitor these types of transactions, the staff implemented a process by which it compared the number of securities that an issuer sought to register with the number of securities of that class that were outstanding and held by non-affiliates as disclosed in the issuer’s Annual Report on Form 10-K. As we understand it, the staff was instructed to look more closely at any situation in which an offering involved more than approximately one-third of the issuer’s public float. If an issuer sought to register more than one-third of its public float, then the staff was instructed to examine the transaction to see if it implicated staff concerns that a secondary offering might be a “disguised” primary offering for purposes of Rule 415. According to the Office of the Chief Counsel, however, this test was intended as a mere screening process and was not intended to substitute for a complete analysis of the factors cited in the Interpretation.
It has been reported that the staff has recognized that the application of this float screening test led to the unintended consequence of limiting the securities that could be registered on behalf of selling stockholders in transactions that did not implicate the staff’s concerns with respect to “toxic” PIPE transactions. As a result, we understand that the staff’s focus shifted in late 2006 to “Extreme Convertible” transactions to avoid disrupting legitimate PIPE transactions. (See Speech by John W. White, Director, Division of Corporation Finance, February 23, 2007; Keller, Stanley and Hicks, William, “Unblocking Clogged PIPEs: SEC Focuses on Availability of Rule 415,” Insights, May 2007.)

As discussed below, the transaction (the “Financing”) pursuant to which 49 institutional and individual accredited investors (the “Investors”) acquired the securities for which IZEA seeks registration was a valid private placement made in reliance on Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. The securities are shares of common stock and warrants to purchase common stock, not convertible notes or preferred stock. IZEA entered into a binding Purchase Agreement for the sale of the securities to the Investors at a fixed purchase price 54 days prior to the date the Registration Statement was filed. Each of the Investors unconditionally paid the aggregate purchase price, in full, to IZEA for its securities 45 days prior to the date the Registration Statement was filed. No Investor, by virtue of the Financing, has any right to acquire additional securities or to demand any adjustment in the price at which it purchased its securities in the Financing based on future events or otherwise. Thus, the Investors were at market risk from the moment the Purchase Agreement was executed and continue to be at market risk today.
In short, the Financing does not possess any of the toxic post-closing re-pricing features that have historically given rise to the staff’s concerns under Rule 415. Furthermore, we believe that a careful consideration of all of the factors enumerated in the Interpretation amply supports the conclusion that the Financing is a valid secondary offering and not an offering “by or on behalf of the registrant.” We are aware of, and have reviewed correspondence relating to, several secondary offerings in which the staff, under circumstances very similar to the Financing, did not recharacterize the offering as a primary offering.
A.    Background
IZEA is seeking to register 34,285,728 shares (the “Shares”) of its common stock, par value $0.001 per share (the “Common Stock”), that were sold in the Financing, along with 34,285,728 shares of Common Stock (together with the Shares, the “Registration Shares”) issuable upon the exercise of warrants to purchase Common Stock (the “Warrants” and, together with the Shares, the “Securities”) that IZEA issued to Investors as part of the Financing. The Registration Shares may be offered and sold by 49 selling stockholders.
An aggregate of 1,294,430 shares of Common Stock, and Warrants to purchase the same number of shares of Common Stock, were sold in the Financing to three IZEA “insiders.” Edward H. (Ted) Murphy, IZEA’s Chairman and Chief Executive Officer, purchased 8,714 Shares and Warrants to purchase 8,714 shares of Common Stock (investing $3,050), Brian W. Brady, an IZEA director, purchased 714,286 Shares and Warrants to purchase 714,286 shares of Common Stock (investing $250,000), and Lindsay A. Gardner, an IZEA director, purchased 571,430 Shares and Warrants to purchase 571,430 shares of Common Stock (investing $200,000). Collectively, these insiders account for 3.8% of all the Registration Shares.
Additionally, at the closing of the Financing, IZEA issued warrants to purchase 1,501,022 shares of Common Stock to Craig-Hallum Capital Group LLC, which acted as the exclusive placement agent for the Financing (the “Placement Agent”), as partial payment of the placement fee owed to the Placement Agent. The shares underlying the warrants issued to the Placement Agent are not included in the Registration Statement.

The Financing
Since late 2012, IZEA’s management team and board of directors (the “Board”) recognized that IZEA would need additional working capital beyond what it raised in public and private equity financings and what could be generated through operations to fund, among other things, its revenue growth initiatives. Accordingly, in January 2014, IZEA engaged the Placement Agent to assist with an equity financing. Based on IZEA’s stock price as quoted on the OTCQB marketplace, the state of the capital markets for similarly-situated companies and IZEA’s need to obtain additional working capital in a timely manner, the Placement Agent and IZEA’s management and Board agreed that a private placement of Common Stock and Warrants targeting institutional investors and other qualified accredited investors had the highest likelihood of success.
The Placement Agent then began to contact potential investors on behalf of IZEA to discuss a proposed private placement of Common Stock and Warrants. Following those contacts, IZEA’s management team met with various potential investors to discuss IZEA’s business and prospects.
On February 12, 2014, IZEA entered into a Purchase Agreement (the “Purchase Agreement”) with 49 separate institutional or otherwise qualified accredited investors for the sale of the Securities. Pursuant to the Purchase Agreement, the Investors purchased the Securities on February 21, 2014 at a purchase price of $0.35 per Share. As part of the Financing, the Investors received Warrants to purchase up to 17,142,864 shares of Common Stock at an exercise price of $0.35 per share and Warrants to purchase up to another 17,142,864 shares of Common Stock at an exercise price of $0.50 per share.
For the ten trading days before entering into the Purchase Agreement, the average closing price of IZEA’s Common Stock was approximately $0.40 per Share, as quoted on the OTCQB marketplace. The $0.35 per Share purchase price in the Financing represented a 12.5% discount to the market price and the $0.50 exercise price of half of the Warrants represented a 25% premium to the market price, factors that the SEC has weighed in its Rule 415 analysis.
Exemption from Registration
The Securities were issued pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. According to information provided to IZEA by the Investors, each of the Investors is either an institutional investor specializing in investments in small capitalization public companies or an individual accredited investor with experience making such investments. In addition, each of the Investors made extensive representations and warranties in the Purchase Agreement regarding its investment intent, including representations that each Investor was purchasing the Securities for its own account, for investment purposes and not for the purpose of effecting any distribution of the Securities in violation of the Securities Act. Furthermore, each of the Investors represented that it was acting individually and not as a group, and that each Investor had made its own independent decision to purchase the Securities in the Financing.
In connection with their investments, each of the Investors conducted due diligence on IZEA by, among other things, reviewing IZEA’s public filings with the SEC and conducting meetings with members of IZEA’s senior management team at which IZEA’s business and prospects were discussed.

Registration Rights Agreement
In connection with the Financing, IZEA entered into a Registration Rights Agreement with the Investors (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, IZEA agreed to file with the SEC a registration statement covering the resale of the Registration Shares by the earlier of 60 days after the closing of the Financing or 10 business days after IZEA filed its annual report on Form 10-K (which occurred on March 25, 2014).
On April 7, 2014, IZEA filed the Registration Statement with the SEC covering the Registration Shares.
B.    Offered Shares; Non-Affiliates; Relationships with Selling Stockholders
Immediately prior to the Financing, IZEA had 22,660,653 shares of Common Stock outstanding. In addition, immediately prior to the Financing, IZEA had outstanding warrants to purchase 18,605,999 shares of Common Stock, outstanding stock options to purchase 8,053,320 shares of Common Stock and 1,729,431 shares of Common Stock reserved under restricted stock units. Immediately prior to the Financing, IZEA’s directors and executive officers as a group beneficially owned an aggregate of 19,497,067 shares of Common Stock, of which 5,898,287 shares were outstanding.
Immediately after the Financing, IZEA had 56,946,381 shares of Common Stock outstanding, of which an aggregate of 7,192,717 shares (or 12.6% of such outstanding shares) were owned by IZEA’s directors and executive officers. An aggregate of 22,085,927 shares were beneficially owned by IZEA’s directors and executive officers immediately after the Financing.
An analysis showing the effect of the issuance of the Shares and Warrants in the Financing is set forth below:
Shares Outstanding Common Stock: 60.2% (34,285,728/56,946,381)
Shares Fully-Diluted Common Stock: 28.3% (34,285,728/121,121,881)
Shares Non-Affiliate Outstanding Common Stock: 68.9% (34,285,728/49,753,664)

Registration Shares Outstanding Common Stock(1): 73.9% (68,571,456/92,733,131)
Registration Shares Fully-Diluted Common Stock: 56.6% (68,571,456/121,121,881)
Registration Shares Non-Affiliate Outstanding Common Stock(1): 81.4% (68,571,456/84,245,984)
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(1)     Assumes the Warrants (as well as the Placement Agent warrants) issued in the Financing are exercised.
A total of 49 Investors purchased the Securities. Even if related Investors are treated as part of one group, there would be a total of 45 unrelated selling stockholders. As noted below, IZEA is not aware of any relationships or agreements among any of the unrelated Investors, nor does IZEA have any reason to believe that such relationships or agreements exist.
In the Purchase Agreement, each of the Investors represented and warranted to IZEA that it was not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered. As discussed above, each of the Investors also represented and warranted that the Securities purchased by it were being acquired for such Investor’s own account, not as nominee or agent, and not with a view to the resale or distribution of any part of the Securities in violation of the Securities Act. The Financing was negotiated at arm’s length, with each of the Investors incurring all of the economic and market risk attendant to this type of transaction.
None of the Investors had any relationship with IZEA prior to the Financing, other than the three IZEA insiders. While 11 of the Investors (including Brian W. Brady, a director) had invested in IZEA in a September 2013 private placement, those investments were made as a result of arm’s-length negotiations with IZEA.
C.    Rule 415 Analysis
In 1983, the SEC adopted Rule 415 under the Act to permit the registration of offerings to be made on a delayed or continuous basis. Rule 415 specifies certain conditions that must be met by an issuer in order to avail itself of the Rule. In relevant part, Rule 415 provides:
“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, Provided, That:
(1) The registration statement pertains only to:
(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary;…[or]
(x) Securities registered (or qualified to be registered) on Form S-3 or Form F-3 (§239.13 or §239.33 of this chapter) which are to be offered and sold on an immediate, continuous or delayed basis by or on behalf of the registrant, a majority-owned subsidiary of the registrant or a person of which the registrant is a majority-owned subsidiary….”
Under Rule 415(a)(1)(i), an issuer may register shares to be sold on a delayed or continuous basis by selling stockholders in a bona fide secondary offering without restriction.
In the event that an offering registered in reliance on Rule 415(a)(1)(i) is deemed to be an offering that is “by or on behalf of the registrant” as specified in Rule 415(a)(1)(x), Rule 415 contains additional limitations. Rule 415(a)(4) provides that:
“In the case of a registration statement pertaining to an at the market offering of equity securities by or on behalf of the registrant, the offering must come within paragraph (a)(1)(x) of this section. As used in this paragraph, the term ‘at the market offering’ means an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price.”
As a result, if an offering which purports to be a secondary offering is characterized as an offering “by or on behalf of the registrant,” Rule 415 is only available to register an “at the market offering” if the registrant is eligible to use Form S-3 or Form F-3 to register a primary offering.

In the event that the offering registered by the Registration Statement is re-characterized as a primary offering on behalf of IZEA, (i) the offering would have to be made on a fixed price basis (in other words, the Investors would not be able to sell their securities at prevailing market prices) unless IZEA is eligible to use Form S-3 for a primary offering, (ii) the Investors would be deemed to be “underwriters” with respect to the Financing (with the attendant liabilities under Section 11 of the Act) and (iii) in accordance with the staff’s long-standing interpretive position, Rule 144 would never be available to them to effect resales of their securities. Because of the requirements of Rule 415, the staff’s interpretation of Rule 415 has a dramatic and potentially disastrous impact on the ability of a selling stockholder to effect the resale of its securities. Because re-characterizing the offering as “by or on behalf of the registrant” has such a draconian impact, and a mischaracterization can have a chilling effect on the ability of smaller public companies - like IZEA - to raise capital, the staff should only re-characterize a secondary offering as being on behalf of a registrant after careful and complete review of all of the relevant facts and circumstances.
The staff has previously recognized the delicacy with which the analysis of a particular transaction must be undertaken. In the Interpretation, the staff has set forth a detailed analysis of the relevant factors that should be examined. The Interpretation provides that:
“It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller’s prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 ‘public float’ test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer” (emphasis added).
As the Interpretation indicates, the question is a “difficult” and “factual” one that involves an analysis of many factors and “all the circumstances.”
Each of the relevant factors listed in the Interpretation is discussed below in the context of the Financing. In our view, based on a proper consideration of all of those factors, the staff should conclude that (i) the Registration Statement relates to a valid secondary offering and (ii) all of the shares of Common Stock, including the shares underlying the Warrants, issued in the Financing can be registered for sale on behalf of the Investors pursuant to Rule 415(a)(1)(i).

1.	The length of time that the Investors have held, and will hold, the Securities is inconsistent with a determination that the offering is on behalf of IZEA.
Presumably, the longer the time the Securities are held, the less likely it is that the selling stockholders are acting as a mere conduit for IZEA. Here, the Investors have now held their Securities for more than two months as of the date of this letter, and for the reasons discussed in Item 2 below, the Investors will likely be required to continue to hold their Securities for a significant additional length of time. This holding period is longer than the period required by the staff for valid “PIPE” transactions.
The staff’s “PIPEs” interpretation is set forth in Question 116.19 of the CDIs for the Securities Act Forms (the “PIPEs Interpretation”). The PIPEs Interpretation provides in relevant part that:
“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement…. The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”
The PIPEs Interpretation contemplates that a valid secondary offering could occur immediately following the closing of the placement. Since no holding period is required for a PIPE transaction to be a valid secondary offering, by definition a holding period of more than two months must also be sufficient for a valid secondary offering.
This concept comports with long-standing custom and practice in the PIPEs marketplace. In many PIPE transactions - including this one - a registration statement is required to be filed shortly after closing (typically, 30 days) and declared effective shortly thereafter (typically, 90 days after closing). In addition, an extended holding period was both contemplated and expected by the Investors at the time they made their investments. At the outset, given the Financing was occurring in mid-February 2014, when IZEA’s September 30, 2013 unaudited financial statements were becoming stale, IZEA needed to first file its 2013 annual report on Form 10-K in order to then file the Registration Statement. In fact, this immediate matter was even built into the required “Filing Deadline” definition of the registration Rights Agreement. Second, all of the Investors and IZEA expected that there could be a full review of the Registration Statement by the SEC, which all parties knew would significantly extend the amount of time before which the Common Stock and shares underlying the Warrants sold in the Financing would be registered for resale. Further, as discussed in more detail in Item 2 below, the Investors realized that the trading volume for the Common Stock has historically been very low. Given these facts, of which the Investors were aware at the time of the Financing, the Investors did not expect to have the ability to quickly exit their positions, even if they might desire to do so.
The factors discussed above, including the length of time that has elapsed since the Securities were originally acquired by the Investors and that will ultimately elapse prior to the Securities first becoming saleable in the public market, and the fact that the Investors were aware at the time of the Financing that, for various reasons, they would be unable to quickly exit their positions with respect to the Registration Shares, combine to support the conclusion that the offering pursuant to the Registration Statement is a valid secondary offering.

2.	The circumstances under which the Investors received the Securities do not support a conclusion that the offering is by or on behalf of IZEA.
The Securities were issued in a valid private placement that complied in all respects with the PIPEs Interpretation, Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder.
The Financing does not contain any of the potentially abusive terms that have given rise to previous staff concerns. The Securities do not contain any “toxic” post-closing re-pricing features. No Investor, by virtue of the Financing, has any other subscription rights to obtain additional shares of Common Stock or a reduction in the purchase price that it paid for the Securities based on subsequent events or circumstances. The binding Purchase Agreement was executed by the parties on February 12, 2014, and the Securities were unconditionally issued and became outstanding on February 21, 2014, and the Investors unconditionally paid the full purchase price for their Securities on that date. All of the Investors were, and have continued to be, at market risk immediately following the execution and delivery of the Purchase Agreement, prior to the issuance of the Securities and filing of the Registration Statement.
All of the Investors purchased their Securities for investment and specifically represented that they were not acquiring their Securities for the purpose or with the intent of effecting a distribution in violation of the Securities Act. There is no evidence to suggest that those representations were false. Because the Investors are still subject to market risk if the Securities decrease in value, the fact that they were willing to participate in the Financing with the knowledge that their ability to fully exit their positions would be restricted for an extended period of time should provide additional evidence that they purchased their Securities as an investment (and not with the intent to effect a distribution in violation of the Securities Act).
The existence of the Registration Rights Agreement does not alter the conclusion that the Investors purchased their Securities for investment and not with the intent to effect a distribution in violation of the Securities Act. As the PIPE Interpretation makes clear, a valid private placement can occur even if the investors have intent to immediately sell their securities pursuant to a registration statement. Furthermore, although the Investors bargained for registration rights as part of the Financing, registration rights, in and of themselves, do not evidence an intention on the part of the Investors to effect a distribution in violation of the Securities Act. There are a number of reasons why investors want securities registered other than to effect an immediate sale. Many private investment funds, including many of the Investors, are required to mark their portfolios to market. If portfolio securities are not registered, the investment funds are required to mark down the book value of those securities to reflect an illiquidity discount. That portfolio valuation does not depend on whether the investment funds intend to dispose of their securities or to hold them for an indefinite period. In addition, many of the Investors are fiduciaries of other people’s money and have a common law duty to act prudently. In seeking to register their Securities, such Investors are acting in a manner that is consistent with this fiduciary duty, as not registering the Securities would prevent them from taking advantage of market opportunities or from liquidating their investment if there is a fundamental shift in their investment judgment about IZEA.
In order for the staff to conclude that the offering covered by the registration statement is in fact a “veiled” secondary offering on behalf of the Company, it would have to conclude that 45 unrelated Investors colluded in contravention of express representations and warranties each made in the purchase agreement. There is no evidence of any arrangement, agreement or plan among the various Investors to effect a distribution of the Securities exists.
The circumstances of the Financing underscore that it would be virtually impossible for the Investors to effect an illegal distribution even if they desired to do so because the existing trading market for the Common Stock could not absorb all of the Registration Shares. According to the website Yahoo! Finance, the three-month average daily trading volume of the Common Stock as of April 30, 2014 was approximately 135,700 shares. As a result, it would take the Investors approximately 17 months to sell all of their Registration Shares assuming no one else sold a single share of Common Stock. If the Investors accounted for half of that daily trading volume, it would take them almost three years to liquidate their positions in the open market. In these circumstances, it is not credible to conclude that the Investors have purchased their Securities for the purpose of making a distribution. In this situation, which is common in many PIPE transactions, the concept that the Investors have “freely tradable” shares is more theoretical than real. For all practical purposes, the Investors are largely locked in to their investments, regardless of whether their Registration Shares are registered.
Also, there is no evidence that a distribution would occur if the Registration Statement were to be declared effective. Rule 100(b) of Regulation M defines the term “distribution” as:
“[A]n offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods (emphasis added).”
Special selling efforts and selling methods must be employed before an offering can constitute a distribution. Here, there is no evidence that any special selling efforts or selling methods have taken or would take place if all of the Registration Shares covered by the Registration Statement were registered. IZEA is not aware that the Investors have conducted any road shows or taken any other actions to condition the market for their Registration Shares.

3.	The relationship of the Investors to IZEA does not support a conclusion that the Investors are acting on behalf of IZEA.
The Investors became involved in the Financing through solicitation by the Placement Agent. Other than the three IZEA insiders, each of the Investors was approached by the Placement Agent, and not by IZEA, and the Placement Agent approached the Investors after the Placement Agent was retained by IZEA in January 2014. Except for the relationships arising directly from the Investors’ investments in the Securities (and, for some Investors, in a prior financing round) and as to the three IZEA insiders, there are not, and there have not been at any time, any relationships between IZEA and any Investor.

4.	The number of Registration Shares involved in the offering is not dispositive of a conclusion that the Investors acted on behalf of IZEA.
At the outset, it is important to note that the amount of securities involved in an offering is only one factor cited in the Interpretation to be considered by the staff in applying Rule 415. However, in practical application, it appears that the amount of securities being registered has become the only factor which the staff finds relevant. This focus on the number of securities being registered is inconsistent with the Interpretation and the facts and circumstances surrounding transactions like the Financing.

The availability of Rule 415 depends on whether the offering is made by selling stockholders or deemed to be made by or on behalf of the issuer. For the staff to determine that the offering is really being made on behalf of the registrant, the staff must, by definition, conclude that the selling stockholders are seeking to effect a distribution of the securities. If the staff’s primary concern, as it must be, is that a distribution is taking place, then the number of securities being registered should be one of the least important factors in the staff’s analysis. Clearly, an illegal distribution of securities can take place when the amount of securities involved is less than one-third of the issuer’s public float. In fact, for the reasons described above, it is far easier to effect an illegal distribution when the number of securities involved is relatively small in relation to the outstanding securities or the public float. As demonstrated above, when investors buy a large stake of a small public company, it is extremely difficult for them to exit their positions. The larger the investment, the harder it would be for an investor to effect a distribution if it had the intent to do so, especially in the case of a small public company like IZEA.
Focusing solely on the number of securities being registered in relation to the outstanding securities or the public float has a disproportionate impact on smaller public companies - exactly those issuers who are unable to use Form S-3 to register their securities on the shelf and have very limited options to raise funds. It is difficult to harmonize a focus on the number of securities being registered by smaller companies with the SEC’s public commitment to smaller publicly-traded companies. Further, the enactment of the Jumpstart Our Business Startups Act demonstrates that Congress is focused on making access to the capital markets easier, not harder, for smaller public companies.
The staff’s focus on the number of shares being registered compared to the outstanding float also ignores a fundamental aspect of these transactions. Investors in PIPEs are funding business plans and strategic initiatives, not looking to take control of public issuers or to illegally distribute stock. In the case of the Financing, the Investors evaluated an investment in IZEA on the basis of the business purpose for the offering and whether they believed IZEA’s proposed use of proceeds was rational and likely to produce favorable investment returns. The number of Registration Shares that they purchased was simply a mathematical result of the size of the investment, the price per Share and IZEA’s market capitalization. PIPE investors do not typically look to acquire a specific proportion of a company and then calculate an investment amount based on that desired level of ownership. A focus on the percentage of the public float or the percentage of the shares outstanding unfairly penalizes smaller companies without apparent justification.
Moreover, limiting the number of securities being registered does not effect any significant change in the circumstances of a proposed offering. If the selling stockholders are acting as a mere conduit for the issuer, then reducing the number of securities being sold does not change the investment intent of the selling stockholders or their ability to effect a distribution if, in fact, that was their intent.
An arbitrary focus on the percentage of the public float being registered contradicts the staff’s own interpretative positions. For example, Question 612.12 of the CDIs for Securities Act Rules describes a scenario in which a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering. The interpretation states, in relevant part, as follows:
A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).

In addition, Question 216.14 of the CDIs for Securities Act Forms, regarding the use of Form S-3 to effect a secondary offering, provides:
“Secondary sales by affiliates may be made under General Instruction I.B.3. to Form S-3 [relating to secondary offerings], even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer” (emphasis added).
These interpretive positions make it clear that the amount of securities offered, whether by an affiliate or otherwise, is not the determinative factor when considering whether an offering is properly characterized as a secondary offering. In fact, these interpretative positions make it clear that the number of securities being registered is only relevant where the other facts “clearly indicate” that the offering is not in reality a secondary offering. Here, the other facts with regard to IZEA, the Investors and the Financing, as discussed elsewhere in this response, clearly indicate that the offering is appropriately characterized as a secondary offering permitted under Rule 415(a)(1)(i).
Even if the number of Registration Shares covered by the Registration Statement is the sole focus of the inquiry, the Financing should not raise significant concerns about a “disguised” primary offering. As discussed elsewhere in this letter, the Shares and the Registration Shares represent only approximately 28% and 57%, respectively, of the fully-diluted Common Stock of IZEA immediately after the Financing. We are aware that the staff has permitted the registration of far more shares as a valid secondary offering.

5.	The Investors are not in the business of underwriting securities.
As noted above, each of the Investors represented in the Purchase Agreement that they were not broker-dealers. Furthermore, to IZEA’s knowledge, none of the Investors is in the business of underwriting securities. As discussed above, most of the Investors are private investment funds that buy and sell portfolio securities for their own accounts. Each of the Investors represented at the time of Financing that (i) it was acquiring the Securities for its own account, not as nominee or agent, and not with a view to the resale or distribution of any part of the Securities in violation of the Securities Act, (ii) it had no present intention of selling, granting any participation in, or otherwise distributing the Securities in violation of the Securities Act, and (iii) it was not a broker-dealer registered with the SEC under the Exchange Act or an entity engaged in a business that would require it to be so registered. There is no evidence to suggest that any of those representations were false.

6.	IZEA will not receive any proceeds from the resales of Securities pursuant to the Registration Statement.
Although the staff indicated in the Interpretation that the question of who receives the proceeds is not the only factor on which an analysis of the character of an offering should be based, it should be important to any such analysis. In this case, IZEA will not receive any proceeds from the sale or other disposition of the Shares offered by the Investors except for the exercise price of the Warrants if the Warrants are exercised for cash. These facts support the conclusion that the offering is not on behalf of IZEA. In our view, in these circumstances, where IZEA has only a limited economic interest in the offering, we respectfully submit that this factor supports the conclusion that the Registration Statement relates to a valid secondary offering and that the offering is not being made “by or on behalf” of the issuer.

7.	It does not appear under all of the circumstances that the Investors are acting as a conduit to IZEA.
It is axiomatic that a “distribution” of securities on behalf of an issuer must be taking place before a person can be acting as a conduit for the issuer and, thus, an “underwriter.” As the facts and analysis provided above demonstrate, the Investors are not engaging in a distribution for the benefit of IZEA and are not acting as conduits for IZEA. The Investors made fundamental decisions to invest in IZEA, have represented their investment intent and disclaimed any intent to illegally distribute their Securities. There is no evidence to suggest that any of the Investors are acting in concert to effect a coordinated distribution of the Registration Shares, nor is IZEA aware that there are any agreements or understandings with respect to any subsequent investments of the sale proceeds from an Investor back into IZEA.
To the extent that the staff somehow views the number of Registration Shares beneficially owned by the Investors as evidence that they are acting as conduits for IZEA, we believe that view is tantamount to an attempt to resurrect the presumptive underwriter doctrine, which has been dead for more than 20 years and would ignore the staff’s own interpretative positions, such as CDIs Questions 612.12 and 216.14 discussed above.
In addition, the number of Registration Shares beneficially owned by the Investors would make it extremely difficult for them to distribute those shares even if that was their intention to do so. None of the Investors are in the business of underwriting securities, and IZEA will not receive any proceeds from sales of the Registration Shares by the Investors. In these circumstances, we believe the offering that IZEA seeks to register is a valid secondary offering and may proceed consistent with Rule 415.
D.    Conclusion.
On the basis of the foregoing, we believe that the offering covered by the Registration Statement is appropriately characterized as a valid secondary offering and not an offering “by or on behalf of the registrant.”

Comment 2:	Please amend your filing to include all signatures required by Instruction 1. of Form S-1.
Response: IZEA intends to file Amendment No. 1 to the Registration Statement to reflect that Edward H. (Ted) Murphy is IZEA’s principal financial and accounting officer, in addition to his other positions. We believe that Instruction 1 will be satisfied with that change.

Selling Stockholders, page 49

Comment 3:
We note your disclosure in the third paragraph of page 49 regarding the “cashless” exercise of warrants in the event of a “cut-back” of the shares covered by this registration statement. Please provide us with an example of how the cashless exercise transaction would work for the selling shareholders.

Response: In response to the staff’s comment, Section 1(d) of the Series A and Series B Warrant to Purchase Common Stock provides that holders may exercise the Warrants on a “cashless” basis at any time following August 21, 2014, which is six months after the closing of the Financing, if at that time of exercise a registration statement covering the shares of Common Stock underlying the Warrants is not effective and available for resales.
However, if for no fault of IZEA, the shares underlying the Warrants are the subject of a registration “cut-back” imposed by the SEC pursuant to Rule 415, a cashless exercise provision for such cut-back shares will accrue as to 25% of the unregistered shares for every six months following the initial six-month period for which the shares are not registered.
For example, on the first day after the one-year anniversary of the closing of the Financing (February 21, 2015), 25% of the cut-back warrant shares may be exercised on a cashless basis. One day after the 18-month anniversary of the closing of the Financing (August 21, 2015), the percentage would increase to 50%. The percentage of cut-back warrant shares eligible to be exercised on a cashless basis would continue in the same manner until all such warrant shares would be similarly exercisable on a cashless basis. Should a registration statement covering the cut-back warrant shares be declared effective by the SEC during this phase-in period, the “cashless” exercise rights would be terminated.
* * *
IZEA hereby acknowledges and undertakes to comply with the requirements of Rules 460 and 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.
Should any member of the staff have any questions or comments concerning this comment response letter filing, or desire any further information or clarification in respect of the issues discussed in this letter, please do not hesitate to contact the undersigned by telephone at (212) 451-2234.
Thank you, in advance, for the staff’s prompt attention to this filing.
Very truly yours,
/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Celeste M. Murphy, Esq.
Legal Branch Chief

Emily Drazan, Esq.
Law Clerk

Mr. Edward H. (Ted) Murphy
Ms. LeAnn Hitchcock

IZEA, Inc.
480 N. Orlando Avenue, Suite 200
Winter Park, Florida 32789

May 1, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	IZEA, Inc. (“IZEA”)
Registration Statement on Form S-1
File No. 333-195081

Ladies and Gentlemen:

In connection with IZEA’s responses to the comments received from the staff of the U.S. Securities and Exchange Commission by letter dated April 25, 2014, IZEA acknowledges:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve IZEA from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	IZEA may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,

IZEA, Inc.

By:/s/ Edward H. (Ted) Murphy
Edward H. (Ted) Murphy
President, Chairman and Chief Executive Officer